NYSE
AN ICE EXCHANGE

June 22, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, at $0.01 par value per share, of the following series of the Russell Investments Exchange Traded Funds, under the Exchange Act of 1934:

- Russell Investments Core Plus Bond ETF
- Russell Investments Global Real Estate ETF

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com